Exhibit 8.1

Subsidiaries of Wallbox N.V.

Legal Name	Jurisdiction of Incorporation
Wall Box Chargers, S.L.U.	Spain
Kensington Capital Acquisition Corp. II	Delaware
Wallbox Energy, S.L.U.	Spain
Wallbox UK Limited	United Kingdom
SAS Wallbox France	France
WBC Wallbox Chargers Deutschland GmbH	Germany
Wallbox Italy, S.R.L.	Italy
Wallbox Netherlands B.V.	Netherlands
Wallbox USA Inc.	Delaware
Wallbox Shanghai Ltd.	China
Wallbox AS (Intelligent Solution AS)	Norway
Wallbox ApS	Denmark
Wallbox AB (Intelligent Solution Sweden AB)	Sweden
Wallbox Oy	Finland
Electromaps, S.L.U.	Spain
Coil, Inc.	California
AR Electronics Solutions, S.L.U.	Spain
Wallbox Australia PTY, Ltd	Australia
WBX Chargers Portugal, Unipessoal Lda	Portugal